555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com FIRM / AFFILIATE OFFICES
January 25, 2021 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attn:	Eric Atallah

Mary Mast

Courtney Lindsay

Joe McCann

Re:	Ortho Clinical Diagnostics Holdings plc
Registration Statement on Form S-1 (File No. 333-251875)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Ortho Clinical Diagnostics Holdings plc (the “Company”), and of the underwriters that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-251875) be accelerated to 3:00 p.m. Washington D.C. time on January 27, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effective date until we speak with you on that date.

Please direct any questions or comments regarding the foregoing to me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258.

Very truly yours,

/s/ Patrick H. Shannon
Patrick H. Shannon
of LATHAM & WATKINS LLP

cc:	Jason M. Licht, Latham & Watkins LLP

Ortho Clinical Diagnostics Holdings plc

1001 Route 202

Raritan, New Jersey 08869

January 25, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eric Atallah

Mary Mast

Courtney Lindsay

Joe McCann

Re:	Ortho Clinical Diagnostics Holdings plc
Registration Statement on Form S-1 (File No. 333-251875)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ortho Clinical Diagnostics Holdings plc (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-251875) be accelerated by the Securities and Exchange Commission to 3:00 p.m. Washington D.C. time on January 27, 2021 or as soon as practicable thereafter.

*    *    *    *

The Company requests that we be notified of such effectiveness by a telephone call to Patrick Shannon of Latham & Watkins LLP at (202) 637-1028 or to Jason Licht of Latham & Watkins LLP at (202) 637-2258 and that such effectiveness also be confirmed in writing.

Very truly yours,

Ortho Clinical Diagnostics Holdings plc

/s/ Michael A. Schlesinger
Name:	Michael A. Schlesinger
Title:	Executive Vice President, General Counsel and Secretary

cc:	Chris Smith, Chief Executive Officer, Ortho Clinical Diagnostics Holdings plc

Patrick H. Shannon, Latham & Watkins LLP

Jason M. Licht, Latham & Watkins LLP

J.P. Morgan Securities LLC

BofA Securities, Inc.

Goldman Sachs & Co. LLC

As representatives of the several Underwriters

c/o

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

and,

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

VIA EDGAR

January 25, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ortho Clinical Diagnostics Holdings plc (the “Company”)
Registration Statement on Form S-1 (File No. 333-251875)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned as representatives of the several underwriters (collectively, the “Underwriters”) of the proposed public offering of the Company’s common stock, hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 3:00 p.m., Washington, D.C. time, on January 27, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, we wish to advise you that we have effected the following distribution of each of the Company’s Preliminary Prospectus dated January 19, 2021, through the date hereof:

Preliminary Prospectus dated January 19, 2021:

Approximately 3,786 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Signature	Title

/s/ David Ke David Ke	Executive Director at J.P. Morgan Securities LLC

/s/ Michele A.H. Allong Michele A.H. Allong	Authorized Signatory at BofA Securities, Inc.

/s/ Elizabeth Wood Elizabeth Wood	Managing Director at Goldman Sachs & Co. LLC

[Signature Page to Acceleration Request by Underwriters]